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                                                                  EXHIBIT (d)(1)


                     [ARKANSAS BEST CORPORATION LETTERHEAD]



                                 March 15, 1999


Members of the Special Committee
of the Board of Directors of Treadco, Inc.:
Mr. Nicolas M. Georgitsis,
Mr. Robert B. Gilbert

Stephens Inc.
111 Center Street, Suite 2400
Little Rock, Arkansas 72203

Attention: Noel M. Strauss

         Re:  Treadco, Inc.

Ladies and Gentlemen:

         In connection with negotiation of the proposed acquisition of Treadco, Inc. ("Treadco") by Arkansas Best Corporation ("ABC"), the management of Treadco
(i) has provided Stephens Inc. ("Stephens") in its capacity as financial advisor to the Special Committee of the Board of Directors of Treadco, certain internal nonpublic financial information including the management projections of Treadco presented to the Board of Directors of Treadco on December 9, 1998 (the "Management Projections") and (ii) provided input to Stephens in its preparation of revised projections for Treadco (the "Revised Projections"). Management of Treadco has also provided to ABC and Stephens the preliminary results of operations of Treadco for the two months ended February 28, 1999 (the "YTD Results").

         The Management Projections and the Revised Projections have been furnished to and reviewed by ABC, and ABC has participated in discussions with the management of Treadco and Stephens regarding the methodology and basis for such projections, including inquiries of the management of Treadco it deemed necessary or appropriate.

         Based on such review and inquiry as well as a review of the YTD Results, ABC advises you that as of the date hereof and to the knowledge of ABC:
(i) the projected results of operations for the five year period ended December 31, 2003, taken as a whole, included in the Management Projections are not significantly understated and (ii) there is no fact, circumstance, occurrence or event not disclosed to Stephens in their preparation of the Revised Projections that ABC believes would significantly impact Treadco's operating results for the year ending December 31, 1999.

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Stephens Inc.
March 15, 1999
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         For the purposes hereof, "knowledge of ABC" shall mean the actual knowledge of its executive officers and its officers or employees who are officers or directors of Treadco.

         Actual results of Treadco could differ significantly from current expectations due to a number of factors, including general economic conditions; competitive initiatives and pricing pressures; labor relations; costs of raw material; availability and cost of capital; shifts in market demand; weather conditions; the performance and needs of industries served by Treadco's businesses; actual future costs of operating expenses; self-insurance claims and employee wages and benefits; actual costs of continuing investments in technology; and the timing and amount of capital expenditures.


                                  Sincerely,

                                  ARKANSAS BEST CORPORATION


                                  By: /s/ DAVID E. LOEFFLER
                                     ---------------------------------------
                                     David E. Loeffler
                                     Vice President and Chief Financial Officer


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